Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

April 1, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Myriad Pharmaceuticals, Inc.

Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of Myriad Pharmaceuticals, Inc. (the “Company”), we are filing with you one conformed copy of a complete Registration Statement on Form 10 (the “Registration Statement”) for the registration of the Company’s common stock, par value $0.01 per share (the “Common Stock”), in connection with the spin-off of the Company from its parent company, Myriad Genetics, Inc. (“Myriad Genetics”). In connection with the spin-off, the Company will issue Common Stock to Myriad Genetics and Myriad Genetics will distribute that Common Stock to its stockholders on a pro rata basis. The Registration Statement is being filed in accordance with Staff Legal Bulletin No. 4 (September 16, 1997).

The Company and Myriad Genetics hope to complete the spin-off by the end of June 2009, and would expect to request acceleration of the effectiveness of the Registration Statement in mid June 2009. The cooperation of the Staff of the Commission in meeting this timetable would be very much appreciated.

In addition, an application for confidential treatment of portions of Exhibit 10.5 to the Registration Statement will be sent to the Secretary of the Commission under separate cover.

Please call the undersigned at (617) 542-6000 with any comments or questions regarding the Registration Statement, and kindly mail a copy of any written comments to the following parties:

Jonathan L. Kravetz, Esq. Brian P. Keane, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Phone: 617-542-6000 Fax: 617-542-2241	Drew Gibbs, Esq. Director, Commercial Legal Affairs Myriad Pharmaceuticals, Inc. 320 Wakara Way Salt Lake City, Utah 84108 Phone: 801-883-3835 Fax: 801-883-3871	Richard M. Marsh Executive VP and GC Myriad Genetics, Inc. 320 Wakara Way Salt Lake City, Utah 84108 Phone: 801-883-3378 Fax: 801-584-3640

Very truly yours,

/s/ Brian P. Keane

Brian P. Keane

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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